POULTON & YORDAN
ATTORNEYS AT LAW

RICHARD T. LUDLOW

December 23, 2015

H. Roger Schwall
Assistant Director
Official of Natural Resources
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	BMB Munai, Inc.
Form 8-K Filed on November 23, 2015 File No.: 001-33034

Dear Mr. Schwall:

At the request of the management of BMB Munai, Inc., (the “Company” or “BMBM”) we are responding to comments raised by the staff (the “Staff”) at the Securities and Exchange Commission (the “Commission”) in your letter dated December 17, 2015.

We have incorporated the Staff’s comments into this letter in bold italics and the Company’s responses are set forth below.

Completion of Acquisition or Disposition of Assets, page 3

1.	We note that Mr. Turlov owns 80.1% of your outstanding stock. Include a brief discussion of your status as a controlled company after the recent acquisition and pending acquisitions.

The Company proposes to revise the disclosure under “Item 2.01- Completion of Acquisition or Disposition of Assets” on page 3 of the Current Report on Form 8-K filed on November 23, 2015 (the “Form Original 8-K”) to add the following disclosure after the second paragraph of Item 2.01:

“Upon execution of the Acquisition Agreement, Mr. Turlov was issued 224,551,913 shares of BMBM’s common stock, which constituted approximately 80.1% of its outstanding common stock after giving effect to the acquisition of FFIN.  Mr. Turlov’s ownership interest may increase to up to 95% of the outstanding common stock of BMBM if the acquisitions of the Freedom Companies are successfully completed.

POULTON & YORDAN	TELEPHONE: 801-355-1341
324 SOUTH 400 WEST, SUITE 250	FAX: 801-355-2990
SALT LAKE CITY, UTAH 84101	POST@POULTON-YORDAN.COM

Mr. H. Roger Schwall
Securities and Exchange Commission
December 23, 2015

As a result of Mr. Turlov’s acquisition of greater than 50% of the voting power of BMBM, BMBM became a “controlled company” under the corporate governance standards of the New York Stock Exchange (“NYSE”) and the Nasdaq Stock Market (“NASDAQ”).  Controlled companies are exempt from compliance with the listing standards of the NYSE and NASDAQ regarding majority board independence or the independence requirements relating to certain compensation and nominating committee decisions, and in the case of the NYSE, corporate governance committees.  BMBM is not currently subject to the corporate governance standards of the NYSE or NASDAQ, but should it at some future date become subject to such standards while still being a controlled company, BMBM could be eligible to take advantage of the exemptions from compliance with such corporate governance standards.”

We also propose to add a risk factor in substantially the following substance:

“Because we are a “controlled company” within the meaning of the NYSE and NASDAQ corporate governance standards, and as a result, may qualify for exemptions from certain corporate governance requirements, you may not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon execution of the Acquisition Agreement, Mr. Turlov was issued 224,551,913 shares of BMBM’s common stock, which constituted approximately 80.1% of its outstanding common stock after giving effect to the acquisition of FFIN.  Mr. Turlov’s ownership interest may increase to up to 95% of the outstanding common stock of BMBM if the acquisitions of the Freedom Companies are successfully completed.

As a result of Mr. Turlov’s acquisition of greater than 50% of the voting power of BMBM, BMBM became a “controlled company” under the corporate governance standards of the NYSE and NASDAQ.  Controlled companies are exempt from compliance with the listing standards of the NYSE and NASDAQ regarding majority board independence or the independence requirements relating to certain compensation and nominating committee decisions, and in the case of the NYSE, corporate governance committees.  BMBM is not currently subject to the corporate governance standards of the NYSE or NASDAQ, but should it at some future date become subject to such standards while still being a controlled company, BMBM could be eligible to take advantage of the exemptions from compliance with such corporate governance standards.  If BMBM takes advantage of the exemptions from compliance with such corporate governance standards, you may not have the same protections afforded to stockholders of companies that are subject to such requirements.”

Mr. H. Roger Schwall
Securities and Exchange Commission
December 23, 2015

Business, page 5

Overview, page 5

2.
We note that currently, Freedom RU and Freedom KZ execute U.S. securities transactions through an intermediary affiliated with Mr. Turlov in Cyprus.  Please disclose the name of the intermediary and Mr. Turlov’s affiliation.  Also, disclose the name of the U.S. clearing broker-dealer responsible for executing and clearing the customer’s orders.

The name of the intermediary is FFINRU Investments Limited, a Cyprus limited company (“FFINRU”).  Mr. Turlov is the owner of FFINRU.  Lek Securities Corporation (“Lek”) is the U.S. clearing broker-dealer responsible for executing and clearing the orders of FFINRU’s customers. We do not propose to acquire any tangible or intangible assets or operations from FFINRU or to employ any of its employees.  We expect FFINRU will continue operations.

3.	We note your clearing agreement with Lek Securities Corporation. Please clarify whether, to date, you have executed securities transactions in the United States for the account of others.

Neither BMB nor FFIN has executed securities transactions either directly or through any clearing arrangement in the United States for the account of others.

Regulation, page 11

4.	Given that your business will require you to register as a broker-dealer with the SEC and become a member of FINRA, tell us when you plan to initiate those applications.

FFIN filed its new membership application with FINRA on December 10, 2015.  FFIN’s CRD number with FINRA is 282238.  FFIN has not yet received a CIK number from the SEC, but it did receive a letter stating that the initial Form BD has been received and indicating the file number is 8-69708.  No substantive comments have been received.

The Company proposes to amend the Form 8-K by removing in its entirety the third paragraph under the heading “Form 10-Item 1. Business”, “Regulation”, “Overview” on page 12 of the Form 8-K and replacing it with the following:

“In December 2015, our wholly owned subsidiary FFIN applied for membership in FINRA and for registration as a broker-dealer with the SEC.  FFIN also plans to apply for registration as a broker-dealer in the State of Utah, where its principal U.S. officers are located.”

Mr. H. Roger Schwall
Securities and Exchange Commission
December 23, 2015

We will make additional conforming changes as appropriate.

Exhibits, page 50

5.
We note that you have entered into a clearing arrangement with Lek Securities Corporation.  Please file the clearing agreement as an exhibit, or alternatively tell us why you believe it is not required to be filed.  Refer to Item 601(b) of Regulation S-K.

Our statement that an “agreement” had been signed with LEK perhaps mischaracterized our relationship.  Lek has provided FFIN a letter confirming its intent to act as the clearing broker of FFIN pursuant to satisfaction of certain contingencies, including, among other things; FINRA approving FFIN’s application to become a licensed broker-dealer, FFIN and Lek agreeing to the terms of a definitive clearing agreement and FINRA approving such definitive clearing agreement. The Company does not consider this indication of intent to be a material contract or other document falling within the scope of Item 601(b) of Regulation S-K.

The Company proposes to amend the Form 8-K by removing in its entirety the fifth paragraph under the heading “Form 10-Item 1. Business” “Overview” (which appears on page 6 of the Original Form 8-K) and replacing it with the following:

“In order to execute retail orders, FFIN will be required to enter into a clearing agreement with a FINRA licensed clearing broker-dealer. Lek Securities Corporation (“Lek”), New York, New York, and London, United Kingdom, has indicated its intent to act as FFIN’s clearing broker-dealer subject to various conditions, including, FINRA approving FFIN’s application to become a licensed broker-dealer, FFIN and Lek agreeing upon the terms of a definitive clearing agreement, and FINRA approving such definitive clearing agreement.  Lek is an independent order execution and clearing firm founded in 1990, that provides access to equities, options, fixed income, foreign exchanges, and futures markets. Lek will clear transactions on a fully disclosed basis on behalf of FFIN as an introducing broker. As a fully disclosed clearing firm and custodian, Lek will hold, transmit, and receive customer funds and securities and send confirmations and maintain account records on each customer separately.”

FFIN Securities, Inc.

Table of Contents, page F-2

6.
Disclosure in your filing states that the acquisition agreement entered into with Timur Turlov in November 2015 provides for the possible acquisition of the entities identified as the “Freedom Companies” in your filing.  We note your statements that you have agreed to acquire these entities from Mr. Turlov and that his interest in your common stock would increase from approximately 80% to approximately 95% after giving effect to these acquisitions.  Please tell us how you considered the guidance per Rule 8-04 of Regulation S-X with regard to probable acquisitions.

Mr. H. Roger Schwall
Securities and Exchange Commission
December 23, 2015

As discussed in more detail below, there are a number of material conditions and covenants to the Acquisition Agreement that must be met prior to the acquisition of any of the Freedom Companies.  There is no guarantee these conditions and covenants will be met or that it is “probable” they will be met.  Therefore, the Company does not consider the acquisition of any Freedom Company to be probable at this time.

As noted in “Risk Factors” in the Original Form 8-K, and as specifically set forth in Section 1.3 of the Acquisition Agreement that is filed as Exhibit 10.01 to the Original Form 8-K, the acquisition of each Freedom Company is subject to completion of certain special pre-closing covenants and conditions.  No acquisition of a Freedom Company will be completed until the Freedom Company being acquired completes and provides audited financial statements prepared in accordance with U.S. GAAP and U.S. GAAS and the requirements of the SEC. The books and records of each of the Freedom Companies have been maintained under accounting principles and regulatory requirements in their jurisdiction of organization, operation, and regulation that are materially different and perhaps less rigorous than GAAP and GAAS in the United States and SEC requirements or international accounting standards under IFRS.  These companies have established and maintained their financial records to meet regulatory reporting requirements and not with a view to preparing audited financial statements. This it is much more than merely an issue of when the audits can be completed. The threshold issue is to determine whether the books and records have been maintained with sufficient rigor and documentation to enable them to be audited at all.  For example, U.S GAAP and U.S. GAAS require third party confirmation or verification of various transactions and events, and such third party access substantially after the events or transactions in question may not be available. BMBM cannot assure when or whether the Freedom Companies can meet these financial statement requirements.

The acquisition of Freedom RU is also further conditioned upon receipt of the regulatory approval or the granting of an exemption from such regulatory approval from the National Bank of Kazakhstan of the change in ultimate beneficial ownership of Freedom KZ from Freedom RU to BMBM.  There is no guarantee the National Bank of Kazakhstan will grant approval of change in ultimate beneficial ownership to BMBM, or that the National Bank of Kazakhstan will grant an exemption from such regulatory approval.  Moreover, there is no timetable set forth for when such approval must be granted if or when such approval, or an exemption from such regulatory approval may be granted or denied, or when an exemption from such may be granted or denied.  The criteria for approval and the application of the limited published criteria is subject to significant administrative discretion.

Mr. H. Roger Schwall
Securities and Exchange Commission
December 23, 2015

The completion of any acquisition is further dependent on BMBM having a sufficient number of authorized but unissued shares to issue the amount of stock that it has agreed to issue in the Acquisition Agreement, which it currently does not have.  Until such time as BMBM is able to prepare and file a proxy statement or information statement with the Commission, clear any Staff comments, distribute the same to its shareholders, obtain the requisite shareholder approval of a recapitalization consisting of a reverse-split of its outstanding common stock and a change in the number of shares of common stock it is authorized to issue, BMBM would be unable to complete an acquisition.  BMBM will also be required to obtain the approval of FINRA to effect the recapitalization before it can be completed.

Each of the acquisitions is also subject to the satisfaction of a number of additional conditions set forth in Sections 1.4, 2, 3 and 4 of the Acquisition Agreement that may be beyond the Company’s control that may prevent, delay, or otherwise adversely affect the completion of the proposed acquisitions of the Freedom Companies.  BMBM cannot predict whether or when any of these conditions will be satisfied.  The Acquisition Agreement provides that the proposed acquisitions of the Freedom Companies must be completed by December 31, 2016 or they will be abandoned.

Financial Statements for the Three and Six Months Ended September 30, 2015, page F-14

7.
Please revise to present a statement of operations and a statement of cash flows for the period from August 25, 2014 (inception) – September 30, 2014.  Refer to instruction 1 to Rule 8-03 of Regulation S-X.

While the Articles of Incorporation of FFIN were filed on August 25, 2014, no capital contributions were made to FFIN, no shares of FFIN were issued, FFIN engaged in no operations or transactions and no services were either provided by or rendered to FFIN during the period from August 25, 2014 through September 30, 2014.  Any information that would be included in a statement of operations and a statement of cash flows for the period from August 25, 2014 to September 30, 2014 would be immaterial and would provide no meaningful information to the market, while revising the Original Form 8-K to include such statements and the corresponding revisions to the Management’s Discussion and Analysis would result in unnecessary additional expense to the Company.  Therefore, the Company respectfully requests the Staff not require the Company to amend the Original Form 8-K to present a statement of operations and a statement of cash flows for the period from August 25, 2014 to September 30, 2014.

In connection with the Company's responses to your comments, please be advised that the Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall
Securities and Exchange Commission
December 23, 2015

The Company is also filing a letter acknowledging the above in a filing with the Commission being made at the same time that this correspondence is being filed.

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours, POULTON & YORDAN /s/ Richard T. Ludlow Richard T. Ludlow Attorney at Law

December 23, 2015

H. Roger Schwall
Assistant Director
Official of Natural Resources
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	BMB Munai, Inc.
Form 8-K Filed on November 23, 2015 File No.: 001-33034

Dear Mr. Schwall:

In response to comments raised by the staff (the “Staff”) at the United States Securities and Exchange Commission (the “Commission”) in your letter dated December 17, 2015, BMB Munai, Inc. (the “Company”) hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, BMB MUNAI, INC. /s/ Evgeny Ler Evgeny Ler Chief Financial Officer